Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Dated: February 14, 2007

Agnico-Eagle Mines Limited Acquisition of Cumberland Resources Ltd. February 2007

Forward Looking Statement The information in this presentation has been prepared as at February 14, 2007. Certain statements contained in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian securities law and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “expect”, “will”, “estimated”, “estimates”, “anticipated”, “believe”, “projected” and similar expressions are intended to identify forward-looking statements or information. Such statements and information include without limitation: statements regarding expectations as to the timing, completion and settlement of the offer to Cumberland’s stockholders; anticipated timing of exploration, development, construction and production of Cumberland’s and Agnico-Eagle’s minesites; anticipated exploration potential and estimated production amounts, including estimates of reserves and resources, of Cumberland’s minesites; estimates of capital expenditures and other cash needs; estimates of mining costs, cash costs and other operating costs and expenses; estimates of mine life; estimates of cash resources; anticipated impact of the acquisition on Agnico-Eagle’s earnings and results of operations; anticipated benefits to Cumberland’s stockholders; and other expected or anticipated benefits of the acquisition. Such statements and information reflect the Company's views as at the date of this presentation and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results and final decisions to be materially different from those expressed or implied by such forward looking statements and information. Such risks include risks relating to acquisitions, including, without limitation, the parties may be unable to obtain regulatory approvals required for the acquisition; the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Cumberland; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include, but are not limited to, the volatility of prices of gold and other metals; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

No Offer This presentation does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Cumberland or Agnico-Eagle. The Offer will be made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission. U.S. investors and security holders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Acquisition of Cumberland Resources Ltd. Agnico-Eagle intends to acquire all the outstanding shares of Cumberland via a take-over bid Cumberland’s main asset is the construction-stage Meadowbank gold project in Nunavut Agnico-Eagle currently owns approximately 2.6% of Cumberland, fully diluted

Transaction Summary Friendly take-over bid with Cumberland board support Share exchange 0.185 Agnico-Eagle shares per Cumberland share C$8.87 per share based on February 13 closing prices Premium of 23.7% to the 20 day VWAP (TSX) for both companies C$710 million transaction based on February 13 closing price Support agreement executed Minimum 2/3 tender condition Lock-up and support agreements with Cumberland officers and directors representing 10.5% of the fully diluted shares outstanding Right to match a competing bid Break-up fee of C$ 21 million Structure: Exchange Ratio: Consideration: Other Terms:

Transaction approved by the Boards of Cumberland and Agnico-Eagle Fairness opinions received by Cumberland Transaction Summary Announcement (February 14, 2007) Circular to be mailed (March 2007) Bid expiry (April 2007)

Enhances already significant gold production and reserve growth Transaction consistent with successful acquisition strategy used over long term Accretive to NAV, CFPS, per share gold leverage metrics Strong balance sheet with proforma cash balance of $550 million, available bank lines of $300 million Maintains low political risk profile Meadowbank project fits with Agnico-Eagle’s existing project timetable and skill set Tangible operational synergies with Agnico-Eagle’s Quebec team Strategic Rationale

Why Cumberland? Consistent with strategy of gold growth – Meadowbank’s average production expected to be 350,000 oz/yr 100% owned, large and growing proven and probable reserves – 2.9 million oz to date Further exploration upside – potential to develop into a multi-decade mining camp Agnico-Eagle has the mine building and operational expertise to add further value to Meadowbank Meadowbank can be financed with existing financial resources Increases already strong presence in Canada Strong local and territorial support Major operating and environmental permits in place

Growth in Gold Meaningful increase in Agnico-Eagle’s gold reserves with minimal shareholder dilution Proven and Probable Reserves (oz, millions) 10.4 13.3 28% Fully Diluted Shares Outstanding (millions) 131 146 11% 0 2 4 6 8 10 12 14 Agnico-Eagle PF Agnico-Eagle 0 20 40 60 80 100 120 140 160 Agnico-Eagle PF Agnico-Eagle

Growth in Gold

2007E – 2010E Gold Production Profile

AEM



Production
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2007E
2008E
2009E
2010E
LaRonde
Goldex
Lapa
Kittila
Pinos Altos
Meadowbank

Agnico-Eagle Mines Limited
10

Meadowbank Project - Nunavut LaRonde Nunavut Territory Toronto Baker Lake Meadowbank Project Raglan

Meadowbank Project - Highlights Three, closely-spaced open pits in proposed mine design Shallow pits planned to be mined to a depth of 170 metres Vault pit located 5 kilometres north of the Portage pit Technically straightforward mining and processing Source: Cumberland Resources Ltd. N Airstrip Goose South Tailings Goose Island Deposit Portage Deposit Cannu Zone Mill Site & Camp Vault Pit

Meadowbank Project Potential Upside is Substantial Significant resource potential at depth below in-pit reserves at Goose South/Island Pit Higher grades at depth suggest underground mining potential 2007 exploration to focus on drilling at depth and near resource boundaries Over 40 known gold occurrences are targeted for testing outside the resource envelope

Benefits to Cumberland Shareholders Immediate 24% premium to Cumberland shareholders based on 20 trading day VWAP Agnico-Eagle provides financial capacity, exploration and mining expertise to increase value for all shareholders Cumberland shareholders will gain enhanced liquidity Agnico-Eagle listed on both the TSX and NYSE (AEM) In excess of $100 million of shares traded daily Agnico-Eagle has paid a dividend for 25 consecutive years Quadrupled dividend to $0.12 per share in December 2006 Goal is to continue to improve dividend in near term

Agnico-Eagle Going Forward Significant gold production and reserve growth Continue to deliver value through operational excellence and strategic acquisitions Meaningful exploration upside from large land position in four active gold camps Strong balance sheet enhanced via LaRonde’s significant cash flow Policy of no hedging of gold production

Appendix CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES The terms “measured”, “indicated” and “inferred” mineral resources are terms recognized and required under the securities legislation of certain countries, United States investors are advised that the SEC does not recognize these terms. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

About The Meadowbank Project Agnico-Eagle Preliminary Estimates Open Pit Mining Method: C$375 million Initial Capital Cost: C$65 million 8,500 tpd Mine Throughput: 93% Metallurgical Recovery: Eight Years Mine Life: Mill Site Airstrip Goose Island Pit Portage Pit Cannu Zone Average annual production: 400,000 oz Au 350,000 oz Au Est. Total Cash Cost per oz: $230 $250 2,890,000 oz Au Open Pit Mineral Proven and Probable Reserve: Life of Mine: Years 1 to 4: Life of Mine: Years 1 to 4: Sustaining (life of mine):

Meadowbank Project – Nunavut Growing Gold Reserve and Resource +10 Years of Gold Growth (Millions of Ounces) Inferred Measured & Indicated Proven & Probable Reserves 3.8 3.9 4.0 3.5 3.2 3.0 2.0 1.7 1.5 1.1 0.8 0.2 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Meadowbank Project - Nunavut Project Reserves and Resources Proven & Probable 21,320,000 18,300,000 3,020,000 Tonnes 2,890,000 4.2 Note: 95% mining recovery and contact dilution applied. Reserves are a subset of Measured and Indicated Resources. 470,000 4.8 2,420,000 4.1 Ounces Grade (g/t) Category 3,490,000 4.8 22,650,000 Total 73,000 4.5 507,000 Inferred PDF Measured Vault 1,080,000 3.9 8,610,000 Indicated 1,080,000 3.9 8,610,000 Sub-Total 150,000 5.4 870,000 Inferred 480,000 5.4 2,800,000 Measured Total Measured Goose island 470,000 6.5 2,240,000 Indicated 470,000 6.5 2,240,000 Sub-Total 190,000 4.2 1,370,000 Inferred 1,940,000 5.1 11,800,000 Sub-Total 100,000 4.7 700,000 Inferred 3,010,000 4.7 19,850,000 Indicated 513,000 4.6 3,447,000 (not included in above) Inferred 9,000,000 2,800,000 Tonnes Note: Grade rounded to nearest 0.1 g/t. Numbers may not add due to rounding. * The PDF inferred mineral resource estimate was prepared by Cumberland. 480,000 5.4 Measured Portage 1,460,000 5.1 Indicated (including Cannu Zone) Ounces Grade (g/t) Category Deposit Open Pit Mineral Reserve (Proven & Probable) (fourth Quarter 2005) 2007 Mineral Resource (including Cannu Zone) (Jan. 2007) Probable Proven

Meadowbank Project - Nunavut Meadowbank Project History Date Event 1987 Prospectors first discover gold occurrences at Meadowbank 1995 Cumberland purchases 60% interest in the project, becomes operator of JV with Comaplex 1997 Cumberland acquires remaining 40% from Comaplex. Increased resources from 200,000 oz/Au to 1.5 M oz 1998 Pre-feasibility engineering and environmental studies continue, excavations at Third Portage completed 1999 Prospecting program confirms the existence of two mineralized trends north of new deposits 2000 Resource evaluation - 11.24 Mt @ 5.73 g/t. Discovery of the Vault deposit, inf. of 7.47 Mt @ 3.9 g/t 2001 Meadowbank resources are at 3.01 M oz Au. Current resources sufficient for 8.3 years at 246,000 oz/a 2002 Diamond drilling to expand and further define existing deposits. 150 diamond drill holes completed 2003 165 combined holes drilled at Vault, Portage, and Goose Island deposits for feasibility estimates 2004 Diamond drilling in PDF area and 67 holes drilled at the Vault and Goose Island Feb-Dec 2005 Feasibility completed and subsequently updated by bank - 330k oz/a, cash cost US$201/oz for 8.1 years Nov 2005 Cumberland Submits Final Environmental Impact Study for Meadowbank Gold Project Dec 2005 Increases open pit reserve to 2.9 million ounces Sep 2005 Cannu Zone discovered - initial inferred resource of 85k oz Au in April 2006 Feb 2006 Inuit Impact and Benefits Arrangement with Kivalliq Inuit Association Jun 2006 New gold zone discovered, Goose South Aug-Sep 2006 Positive development recommendation from Nunavut Impact Review Board - Production decision by Cumberland Board Dec 2006 Cumberland receives project certificate for Meadowbank Gold Project

Agnico-Eagle Current Project Reserves and Resources – December 2005 Proven & Probable 75,960,000 69,156,000 6,804,000 Tonnes 10,443,000 4.3 637,000 2.9 9,806,000 4.4 Ounces Grade (g/t) Category Agnico-Eagle Mineral Reserves Probable Proven

Executive and Registered Office: 145 King Street East, Suite 500 Toronto, Ontario, Canada, M5C 2Y7 Tel: 416-947-1212 Toll-Free: 888-822-6714 Fax: 416-367-4681 Email: info@agnico-eagle.com Web: www.agnico-eagle.com Trading Symbols: AEM / TSX & NYSE Warrants: TSX: AEM.WT.U / NASDAQ: AEMLW Sean Boyd Vice Chairman and Chief Executive Officer Ebe Scherkus President and Chief Operating Officer David Garofalo Senior Vice President, Finance and Chief Financial Officer Investor Relations Contact: David Smith – VP, Investor Relations